TRADESTAR SERVICES, INC.
3451-A Candelaria NE
Albuquerque, NM 87107

September 12, 2006

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 4561
Washington, D.C. 20549

Attn:    Mr. William Demarest
     Staff Accountant

Re:  Tradestar Services, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Filed March 31, 2006
     Forms 10-QSB for Quarters Ended March 31, 2006 and June 30, 2006
     Letter Dated August 28, 2006
     File No. 0-51229

Ladies and Gentlemen:

On behalf of Tradestar Services, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 28, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-KSB for the Year Ended December 31, 2005 and its Quarterly Reports on Form 10-QSB for the Quarters Ended March 31, 2006 and June 30, 2006. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Comment 1:

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Note 1—Business and Summary of Significant Accounting Policies

n) Stock-Based Compensation, page F-10

1.	Please revise your tabular disclosure to include all of the information required by paragraph 3 of SFAS 148.

Response:

Securities and Exchange Commission
September 12, 2006

Where awards of stock-based compensation are outstanding and accounted for under the intrinsic value method of APB 25, paragraph 3 of SFAS 148 indicates that the following disclosures should be made for any period for which an income statement is presented:

(1) Net income and basic and diluted earnings per share as reported
(2) The stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported
(3) The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards
(4) Pro forma net income as if the fair value method had been applied to all awards
(5) Pro forma basic and diluted earnings per share as if the fair value method had been applied to all awards

The Company’s tabular disclosure of stock-based compensation reflected each of these items, where material, for the years ended December 31, 2005 and 2004, with respect to awards that were outstanding and accounted for under the intrinsic value method of APB 25. The applicable amounts for item (2) above were $-0- and $941 in the years ended December 31, 2005 and 2004, respectively. Because these amounts were immaterial, the Company did not report them separately, but “netted” them with the amounts for item (3) in arriving at the amounts for item (4) in the table. Although SFAS 148 does not require the disclosure of immaterial amounts, the Company undertakes to separately disclose the amounts for items (2) and (3) on a “gross” basis in its Annual Report on Form 10-KSB for the Year Ending December 31, 2006.

Comment 2:

Note 6—Stock Options, page F-14

2.
Please clarify to us if the directors who have received stock options are also employees of the company. Also tell us whether these options are accounted for under APB 25 or SFAS 123 and why. Refer to Questions 1 and 2 of FIN 44. Your response should clarify whether these options were issued as compensation for their role as directors or as compensation for other services.

Response:

None of the directors who received stock options in the years ended December 31, 2005 and 2004 were employees of the Company, nor did they perform any outside services for the Company. As indicated in Note 1 (n), such options were accounted for under the “disclosure only” provisions of SFAS 123. In contrast, the Company considered the 100,000 stock options that were issued to a consultant in 2004 to be compensatory, therefore, the calculated value of these options (i.e., $941) was recorded as an expense in the year ended December 31, 2004.

Comment 3:

Securities and Exchange Commission
September 12, 2006

3. Please explain to us why this footnote does not mention the 100,000 options issued to a director in January 2004.

Response:

The Company inadvertently excluded the disclosure of the 100,000 options issued to a director in January 2004 from Note 6, however, the existence of these options was disclosed in the discussion under “Results of Operations” in MD&A on page 15. As indicated in the response to comment 2 above, there was no undisclosed expense associated with these options. The Company undertakes to disclose the 100,000 options issued to a director in January 2004 in the Notes to the Financial Statements of its Annual Report on Form 10-KSB for the Year Ending December 31, 2006.

Comment 4:

Item 12. Certain Relationships and Related Transactions, page 24

4.	Please revise your disclosure to clarify the nature of your relationship with Sanders Morris Harris. Also, state why warrants were issued and whether the warrants vest immediately or over time.

Response:

The Company has from time to time engaged the firm of Sanders Morris Harris Group, Inc. (“SMHG”) to perform investment banking services for the Company. Mr. Huttner, our Chief Executive Officer, participates with an officer of SMHG in an investment partnership which owns 475,000 shares of the Company’s common stock, as disclosed in Item 11, “Security Ownership of Certain Beneficial Owners and Management.” Mr. Huttner also participates in several other SMHG sponsored investment partnerships which make investments in other companies. The 200,000 warrants issued to SMHG on August 1, 2005 were for investment banking services performed by SMHG for the Company and were approved by our Board of Directors. The warrants vest immediately and will expire if they are not exercised on or before July 31, 2010. Please advise whether you believe that our disclosure still needs to be revised.

*****

As requested in the Comment Letter, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 12, 2006

Please note that the Company filed a Form 8-K report on May 30, 2006, announcing that the undersigned became its Chief Executive Officer, effective May 23, 2006, and was succeeded as Chief Financial Officer by Kenneth L. Thomas.

Should you have any questions or clarifications regarding our responses, please do not hesitate to contact Kenneth L. Thomas, Chief Financial Officer, by telephone at (713) 653-5878, or by facsimile at (713) 975-6271.

Very truly yours,

/s/ Frederick A. Huttner
Frederick A. Huttner
Chief Executive Officer